UNITED STATES                   OMB Approval
                       SECURITIES AND EXCHANGE COMMISSION         OMB Number:
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                          NPS INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   6293671037
                               ----------------
                                 (CUSIP Number)


                        Pitney, Hardin, Kipp & Szuch LLP
                                 P.O. Box 1945
                           Morristown, NJ 07962-1945
                         Attention: Joseph Lunin, Esq.
                                 (973) 966-8200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
--------------------------------------------------------------------------------

                               October 17, 2000
                               ------------------
             (Date of Event which Requires Filing of this Statement)

The filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 629367103


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MaxPlanet Corp.                       EIN 31-1478761
----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [   ]

                                                            (b) [ X ]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                  [    ]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------

      NUMBER OF
        SHARES              7      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                    3,500,000
         EACH           ---------- ---------------------------------------------
      REPORTING
        PERSON
         WITH
                            8      SHARED VOTING POWER

                                   0
                        ---------- ---------------------------------------------

                            9      SOLE DISPOSITIVE POWER

                                   3,500,000
                        ---------- ---------------------------------------------

                            10     SHARED DISPOSITIVE POWER

                                   0
----------------------- ---------- ---------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,500,000
------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                     [   ]
------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.3%
------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             CO
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.
------   -------------------

         This statement relates to the common stock, par value $0.0001 (the "Common Stock") of NPS International Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4400 US Highway 9, Freehold, New Jersey 07728.


Item 2.  Identity and Background.
------   -----------------------

         Name of Person Filing: This statement on Form 13D is being filed on behalf of MaxPlanet Corp., a Delaware corporation ("MaxPlanet"). The principal business of MaxPlanet is to create and expand strategic alliances for a comprehensive network of consumer and business oriented websites on MaxPlanet's Internet websites. Through its majority owned subsidiary, Valentino Salotti, MaxPlanet is a wholesaler and retailer of contemporary leather furniture and utilizes the Internet to showcase its online furniture catalog. Trident Recovery Systems, Inc., a wholly owned subsidiary, offers debt collection services. Maxim Auction, Inc., a wholly owned subsidiary, plans to offer for sale new and excess merchandise, closeout and refurbished products to Internet users. Mundo Maximo Corp., a wholly owned subsidiary, was formed to create a Spanish-language Internet portal to provide users with information and interactive content centered on Hispanic events in the Spanish language.

         The Chief Executive Officer and Chairman of the Board of MaxPlanet is Henry Val. The President of MaxPlanet is Isaak Val, the father of Henry Val. The Acting Chief Operating Officer and Secretary of MaxPlanet is Israel Goldreich. The principal business address of MaxPlanet is 4400 US Highway Route 9 South, Suite 2800, Freehold, New Jersey 07728.

         Information regarding the executive officers, controlling persons and directors of MaxPlanet is set forth on Schedule I annexed hereto. Each person listed on Schedule I is a citizen of the United States, and each such person disclaims beneficial ownership of the Common Stock that is beneficially owned by MaxPlanet.

         During the last five years, neither MaxPlanet nor any of the executive officers, controlling persons or directors set forth on Schedule I have been convicted in a criminal proceeding and, none was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         There was no cash consideration involved in this acquisition. According to the Asset Purchase Agreement, dated as of August, 2000, on October 17, 2000, MaxPlanet acquired 3.5 million shares of the common stock of the Issuer, representing 20.3% of the issued and outstanding shares of the common stock of the Issuer, valued at $123,000, in exchange for certain assets of MaxPlanet, including, without limitation, the rights to three domain names and related business plans, Internet servers, and certain database and software developed by MaxPlanet.


Item 4.  Purpose of  Transaction.
------   -----------------------

         The securities were acquired for investment. There are no present plans or proposals by MaxPlanet which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of such securities of the Issuer, EXCEPT THAT in connection with an agreement by and between MaxPlanet and the Issuer, dated October 17, 2000, the Issuer has agreed to pay MaxPlanet a minimum quarterly fee of 100,000 shares of Common Stock for supporting the Issuer's growth plan;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors and to fill any vacancies of the Board, EXCEPT THAT in connection with the acquisition of the securities of the Issuer, Henry Val was elected as the Chief Executive Officer, President and a director of the Issuer and Israel Goldreich was elected as a director of the Issuer, each to fill the vacancies that existed on the Board. Stephen Rosenburgh remains as a director of the Issuer;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, EXCEPT THAT (i) by virtue of the acquisition, the Issuer expects to enter into a new business, namely the business of acquiring, entering into joint ventures with, marketing and promoting unaffiliated companies in the Internet, biotechnology, genomics, pharmaceuticals and life-sciences industries by offering multiple solutions and platforms for such companies to utilize the Internet to promote their businesses, and (ii) MaxPlanet is considering possible courses of action that it may pursue to help maximize shareholder value of the Issuer, including possible changes in the senior management of the Issuer. MaxPlanet also anticipates that the Issuer will provide solutions for public and private companies to raise capital, increase business awareness and effect strategic mergers, acquisitions and other business combinations;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in a inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) As of the date of this Schedule 13D, MaxPlanet directly owns 3,500,000 shares of the Issuer's common stock, representing in the aggregate approximately 20.3% of the Issuer's 17,236,411 shares outstanding as of November 7, 2000.

         (b) The number of shares as to which MaxPlanet has:

                  (i)      sole   power  to  vote  or  to  direct  the  vote  is
                           3,500,000.

                  (ii)     shared power to vote or to direct the vote is 0

                  (iii) sole power to dispose or to direct the disposition of is 3,500,000.

                  (iv)     shared   power  to   dispose  of  or  to  direct  the
                           disposition of is 0.

         (c) On October 17, 2000, MaxPlanet acquired 3,500,000 shares of the Issuer's common stock from the Issuer in exchange for certain assets of MaxPlanet, including, without limitation, the rights to three domain names and related business plans, Internet servers, and certain database and software developed by MaxPlanet. Such acquisition was effected in a private transaction.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------   -----------------------------------------------------------------------

         MaxPlanet entered into an agreement with the Issuer, dated October 17, 2000, that provides for the Issuer to lease its corporate office from MaxPlanet and use the services of MaxPlanet's Internet development and production facility in Miami, Florida to generate users and customers to purchase products and services offered by the Issuer. In connection with the agreement, the Issuer has agreed to pay MaxPlanet a minimum quarterly fee of 100,000 shares of Common Stock for supporting the Issuer's growth plan.


Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         The Asset Purchase Agreement, dated as of August, 2000 and entered into on October 17, 2000, by and between the Issuer and MaxPlanet, attached as
Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2000, is incorporated herein by reference.

                                   SCHEDULE I


      Executive officers, controlling persons and directors of MaxPlanet Corp.


     Person                                 Title
-------------------------------             ------------------------------------

Henry Val                                   Chief Executive Officer and Chairman
4400 US Highway Route 9 South               of the Board
Suite 2800
Freehold, New Jersey 07728

Isaak Val                                   President and Director
4400 US Highway Route 9 South
Suite 2800
Freehold, New Jersey 07728

Israel Goldreich                            Acting Chief Operations Officer,
4400 US Highway Route 9 South               Secretary and Director
Suite 2800
Freehold, New Jersey 07728

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATED:   December 11, 2000.



                                   MAXPLANET CORP.

                                       HENRY VAL
                                   By: __________________________________
                                       Henry Val, Chief Executive Officer